Public

22004498

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 28 2022
Washington, DC

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SEC FILE NUMBER
8-68090

ANNUAL REPORTS
FORM X-17A-5 PART III
FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Two Sigma Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Avenue of Americas, 2nd Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Lubetsky	(212) 775-6624	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

Two Sigma Securities, LLC

OATH OR AFFIRMATION

I, Jason Lubetsky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Two Sigma Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CFO

Notary Public

LILY ZHENG
Notary Public, State of New York
Reg. No. 01ZH6362341
Qualified in Queens County
Commission Expires 07/31/2025

This filing contains (check all applicable boxes):**

- ☒ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Changes in Member's Equity.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Under 17 CFR 240.15c3-1.
- ☐ Computation of Determination of Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3 (not applicable).
- ☐ Information relating to Possession or Control Requirements for Customers Under 17 CFR 240.15c3-3.
- ☐ Reconciliations, including appropriate explanations, of the FOCUS Report with Computation of Net Capital under 17 CFR 240.15c3-1 and the Reserve Requirements under 17 CFR 240.15c3-3 (not applicable).
- ☐ Summary of financial data for subsidiaries not consolidated in the Statement of Financial Condition (not applicable).
- ☒ Oath or affirmation in accordance with 17 CFR 240.17a-5.
- ☐ Exemption report in accordance with 17 CFR 240.17a-5.
- ☒ Independent public accountant's report based on an examination of the Statement of Financial Condition under 17 CFR 240.17a-5.
- ☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).*

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2021

Contents

EY
Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management
Two Sigma Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2008.

February 25, 2022

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	9,637,107
Investments in securities, at fair value		565,661,392
Due from clearing brokers		77,197,574
Due from exchanges		9,100,108
Due from affiliates		2,143,952
Due from broker-dealers		1,283,481
Dividends receivable		146,276
Operating lease right-of-use assets		23,451,106
Exchange memberships, at carrying value (fair value $13,796,900)		7,746,091
Intangible assets (less accumulated amortization of $11,502,740)		1,997,260
Other assets		1,933,675
Total assets	$	700,298,022
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	451,121,274
Due to clearing brokers		21,062,626
Due to affiliates		17,471,157
Due to broker-dealers		11,507,571
Due to exchanges		1,273,841
Operating lease liabilities		23,656,000
Accounts payable and accrued expenses		541,255
Total liabilities		526,633,724
Member's equity		173,664,298
Total liabilities and member's equity	$	700,298,022

The accompanying notes are an integral part of the statement of financial condition.

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LP ("TSCM"), is a limited liability company formed under the laws of the state of Delaware in October 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation and Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority. The Company is also registered with various securities and commodities exchanges.

The Company's operations primarily consist of market-making in equity securities and options contracts and proprietary trading in equity securities and futures contracts on various exchanges.

The Company also facilitates the execution of orders in an agency capacity on behalf of its affiliated investment advisor, Two Sigma Investments, LP ("TSI"), in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

The Company maintains cash in bank deposit accounts, which at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

Investments in Securities and Securities Sold, Not Yet Purchased

Equity securities are generally valued at the closing or last sale price on the primary exchange on which such securities are traded. Equity options are generally valued at the average of the national best bid and offer ("NBBO") prices as reported by various exchanges on which they trade. All security transactions are recorded on a trade date basis.

Right-of-use Assets and Lease Liabilities

In accordance with Accounting Standards Codification ("ASC") 842, *Leases*, the Company analyzed its contracts to identify any leases or embedded leases and to classify components within these leases as lease or non-lease components. The Company records its leases as right-of-use assets and lease liabilities at the present value of future lease payments at commencement, using the lessor's implicit rate, in the statement of financial condition. Lease terms include non-cancelable periods and periods under options to extend or terminate the lease when it is reasonably certain that the option would be exercised. Non-lease components relate to expenses incurred by the lessor for utilities and maintenance which are charged monthly by the lessor and are excluded from measurement. The Company has elected to exclude leases with a term of one year or less.

See note 5, "Commitments and Contingent Liabilities" for additional information on the Company's leases.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may engage in transactions that are denominated in currencies other than its functional currency. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of valuation.

Due from/to Clearing Brokers

Due from/to clearing brokers is primarily comprised of cash deposits, net proceeds receivable from securities sold and purchased, open equity on futures contracts and commissions receivable, net of trading costs, which are recorded on a trade date basis. The clearing brokers allow the Company to use cash received on securities sold, not yet purchased to effectuate additional security transactions.

Due from/to Exchanges and Due from/to Broker-Dealers

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned and incurred through executing trades on each exchange. Due to broker-dealers consists of execution costs and order flow fees charged by other broker-dealers. Due from broker-dealers consists of receivables for pass through costs related to trades executed by the Company on behalf of other broker-dealers. All due from/to exchanges and due from/to broker-dealers are recorded on a trade date basis.

Offsetting Financial Instruments

Financial assets and liabilities are offset by counterparty when it has been determined by the Company to be legally enforceable and where certain other criteria are met in accordance with applicable offsetting guidance. As a result, the net exposure to each counterparty is either presented as an asset or a liability in the statement of financial condition.

Other Intangible Assets

The Company has recorded intangible assets which primarily consist of computer software and are amortized straight-line over the estimated useful lives of 3 to 5 years. In accordance with ASC 350, *Intangibles – Goodwill and Other*, the Company annually evaluates the remaining useful life to determine whether any events require a revision to the remaining period of amortization. No events or changes occurred to require a revision of the remaining period or amortization for intangible assets.

Exchange Memberships

The Company owns various exchange memberships which provide the Company with the right to conduct business on the exchange at lower member rates and are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. Additionally, certain exchange memberships represent ownership interest in those exchanges. As of December 31, 2021, the total cost and carrying value of exchange memberships are $8,246,091 and $7,746,091, respectively. The total fair value of exchange memberships is $13,796,900. There were no exchange membership impairments in 2021.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes generally provide that any income or loss is passed through to the ultimate beneficial owners for federal and state income tax purposes. TSCM, as a partnership, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%.

TSCM adopted a market based sourcing methodology with respect to its indirectly attributed broker-dealer revenue for indirect UBT purposes. At December 31, 2021, the Company has an accumulated UBT benefit of $4,441,141 from TSCM. In accordance with ASC 740, *Income Taxes*, the Company recorded a full valuation allowance on the accumulated UBT benefit of $4,441,141, as it is more-likely-than-not that the UBT related deferred tax asset will not be realized by TSCM.

Income Taxes (continued)

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years and concluded that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Fair Value Measurement

The Company measures and reports its investments at fair value in accordance with ASC 820, *Fair Value Measurement*. ASC 820 defines fair value, establishes a framework to measure fair value and requires certain disclosures to be made. At December 31, 2021, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including, but not limited to, the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

Level I – Quoted prices are available on exchanges as of the reporting date. Where investments are traded on active markets, the Company does not adjust the quoted prices for these investments. The types of investments which would generally be included in Level I comprise listed equities, certain bonds and other exchange-traded investments.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from broker-dealers and other external pricing vendors. The key inputs into valuation may include, but are not limited to, yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The types of investments which would generally be included in this category comprise certain bonds, options and less liquid and restricted equity securities.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

3. Fair Value Measurement (continued)

The following table summarizes the Company's investments by level, measured at fair value on a recurring basis, at December 31, 2021:

	Fair Value at December 31, 2021				
	Level I	Level II	Level III	Netting	Totals
Assets					
Equity securities (1) (2)	$ 508,987,651	$ 70,492	$ -	$ -	$ 509,058,143
Listed options (2)	55,457,910	-	-	-	55,457,910
Exchange-traded notes (2)	1,145,339	-	-	-	1,145,339
Futures contracts (3)	119,242	-	-	(112,460)	6,782
Total assets	$ 565,710,142	$ 70,492	$ -	$ (112,460)	$ 565,668,174
Liabilities					
Equity securities (1) (2)	$ 412,945,248	$ 65,621	$ -	$ -	$ 413,010,869
Listed options (2)	36,999,825	-	-	-	36,999,825
Exchange-traded notes (2)	1,110,562	18	-	-	1,110,580
Futures contracts (3)	112,460	-	-	(112,460)	-
Total liabilities	$ 451,168,095	$ 65,639	$ -	$ (112,460)	$ 451,121,274

(1) Equity securities include common stock, preferred stock and exchange-traded funds.
(2) Amounts are included in investments in securities or securities sold, not yet purchased, as applicable, in the statement of financial condition.
(3) Futures contracts are included in due from clearing brokers in the statement of financial condition.

4. Transactions with Related Parties

The Company has various sublease agreements with TSI for office space. The sublease agreements provide for rental payments to be made directly to TSI. In relation to the sublease agreements, the Company maintains a deposit with TSI in the amount of $1,450,805 which is included in other assets in the statement of financial condition. At December 31, 2021, the Company also recorded operating right-of-use assets and operating lease liabilities of $23,451,106 and $23,656,000, respectively, associated with its affiliated sublease agreements.

The Company enters into securities transactions on behalf of affiliates in the normal course of business. Through the execution of the affiliate-driven security transactions, the Company, acting in capacity as an agent, receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges and pays execution fees to other broker-dealers, which are passed through to the Company's affiliates on a monthly basis. Payments related to such rebates and fees are typically made monthly by the Company or its affiliates, as applicable. The Company's affiliates subordinate any and all rights to any payments of the net rebates. At December 31, 2021, $2,143,952 remains receivable from affiliates and is included in due from affiliates in the statement of financial condition.

4. Transactions with Related Parties (continued)

Pursuant to an expense sharing agreement between the Company and TSI (the "TSI Expense Sharing Agreement"), the Company records an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, technology equipment and general expenses. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are typically made monthly by the Company. Certain other operating expenses not included in the TSI Expense Sharing Agreement, but incurred by the Company and initially paid by TSI, are subsequently reimbursed by the Company. Pursuant to a licensing agreement (the "License Agreement") between the Company and TSI, the Company records an expense for a license to use a data feed solely in connection with the Company's market-making business. As of December 31, 2021, $17,349,599 remains payable to TSI and is included in due to affiliates in the statement of financial condition.

The Company additionally maintains an expense sharing agreement with TSS UK Limited ("TSS UK") (the "TSS UK Expense Sharing Agreement"). In accordance with the TSS UK Expense Sharing Agreement, the Company records an expense based on the monthly expense sharing fee for services provided by TSS UK. This primarily includes employee compensation and compensation related costs. Additionally, certain other operating expenses not included in the TSS UK Expense Sharing Agreement, but are incurred by one or both of these entities will be subsequently reimbursed. As of December 31, 2021, $121,558 remains payable to TSS UK for expense sharing fees and is included in due to affiliates in the statement of financial condition.

5. Commitments and Contingencies

As of December 31, 2021, maturities of the outstanding operating lease liabilities for the Company are as follows:

2022	$ 2,318,064
2023	2,322,740
2024	2,327,416
2025	2,332,092
2026	2,336,768
2027 and thereafter	15,121,353
Total minimum future lease payments	26,758,433
Amounts representing interest	(3,102,433)
Present value of future minimum lease payments	$ 23,656,000

5. Commitments and Contingencies (continued)

The Company's operating leases had a weighted average remaining lease term of 11.67 years and a weighted average discount rate of 2.19%.

6. Indemnifications

In the normal course of business, the Company agrees to indemnify its clearing brokers against specified potential losses in connection with their acting as an agent of or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification. All customer and proprietary transactions at December 31, 2021 settled without adverse financial effect on the Company.

7. Financial Instruments with Off-Balance Sheet Risk

The Company enters into transactions in financial instruments, which may result in off-balance sheet risk. The Company's off-balance sheet risk includes risk of loss for securities sold, not yet purchased, at fair value, which represents obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

Option contracts represent commitments or options to purchase or sell financial instruments at future dates in accordance with specified terms. The Company is exposed to off-balance sheet risk when writing options as the contingent obligation to satisfy the purchase or sale of the underlying financial instrument may exceed the amount recorded in the statement of financial condition. The Company's maximum payout amount relating to written options is limited to the notional amount of these contracts. Maximum payout amounts could be offset by the subsequent sale, if any, of assets obtained via the settlement of a payout event.

The Company enters into futures contracts, which have inherent off-balance sheet risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of such positions. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract prior to the settlement date. The Company does not intend to hold its commodity futures contracts until settlement date.

7. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company enters into derivative financial instruments in the normal course of its market-making business or for proprietary trading. The following table sets forth the fair value and notional value of derivative contracts the Company held as of December 31, 2021:

Gross derivative contracts	Derivative assets		Derivative liabilities	
	Fair Value	Notional or Contract Amount	Fair Value	Notional or Contract Amount
Listed options [1]	$ 55,457,910	$ 751,905,525	$ 36,999,825	$ 686,105,719
Futures contracts [2]	119,242	249,938,998	112,460	187,165,880
Total derivatives	55,577,152	$ 1,001,844,523	37,112,285	$ 873,271,599
Amounts that have been offset in the statement of financial condition	(112,460)		(112,460)	
Net derivative contracts	$ 55,464,692		$ 36,999,825	

(1) Options are included in investments in securities, at fair value and securities sold, not yet purchased, at fair value in the statement of financial condition.

(2) Futures contracts are included in due from clearing brokers in the statement of financial condition.

8. Credit Risk

In the normal course of business, the Company engages in securities transactions acting as an agent on behalf of its customers and acting as a principal, riskless principal or agent on behalf of external counterparties, which primarily consist of other registered broker-dealers. Securities transactions of the Company are cleared by major securities firms.

At December 31, 2021, all of the Company's investments in securities and securities sold, not yet purchased are positions with these clearing brokers. Most of the Company's credit risk is concentrated with its clearing brokers, broker-dealer counterparties and affiliate entities. Such risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing financial institutions. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

The Company is exposed to credit risk from exchange-traded derivatives, such as exchange-traded futures and exchange-traded options. Such risk is reduced by rules and regulations of each individual exchange, such as margin maintenance requirement. The derivatives are margined on a daily basis, which reduces the credit risk related to these financial instruments.

9. Operational and Liquidity Risk

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls that mitigate operational risk in the form of systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and positions.

The Company is exposed to liquidity risk for its securities and derivative investments. There can be no assurance that a market for any financial instrument will remain sufficiently liquid to realize the current value of the financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty. The Company actively monitors and maintains excess capital for various contingency events in relation to operational and liquidity risk.

In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic has contributed to significant volatility and uncertainty in the financial markets. The Company continues to actively monitor the pandemic and mitigate any risks it has on the Company's business and operations. Based on information available as of the date of the issuance of the statement of financial condition, the Company does not expect the pandemic to have a material adverse impact on the statement of financial condition.

10. Market Risk

Market risk is the risk that external market variables, such as equities and commodities prices, volatility, interest rates and foreign exchange rates have the ability to cause the value of an investment to decrease. The Company manages this risk through setting risk limits on positions, market sectors and other factors that are determined by senior management.

11. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital under the alternative standard pursuant to Rule 15c3-1. At December 31, 2021, the Company had net capital of $136,231,230 which exceeded the minimum required net capital of $1,000,000 by $135,231,230.

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3-1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker and proprietary trading which are considered non-covered business activities under the rules. At December 31, 2021, the Company did not have custody of any client assets.

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of this statement of financial condition. Since December 31, 2021 and through the date of issuance, the Company received capital contributions of $189,450,000 from TSCM. Except as otherwise noted, the Company has determined that no events have occurred that are required to be recognized or disclosed in the statement of financial condition.

EY
Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Two Sigma Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Two Sigma Securities, LLC (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provision of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

DocuSign Envelope ID: B954AFC1-5D31-4F39-BB99-1E57CD396651

Two Sigma Securities, LLC's Exemption Report

Two Sigma Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to proprietary trading, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year without exception.

Two Sigma Securities, LLC

I, Jason Lubetsky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Financial Officer

February 25, 2022